CM-CIC MARKET SOLUTIONS, INC.
(formerly known as GSN North America, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CM-CIC Market Solutions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Ave, 37th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex J. Englese 212-659-6292

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex J. Englese _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CM-CIC Market Solutions, Inc. _____, as

of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer
_____
Title



Notary Public

MARY B. GINNANE-SINGER
Notary Public, State of New York
No. 01GI6058784
Qualified in Queens County
Commission Expires May 14, 2019

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CM-CIC MARKET SOLUTIONS, INC.

Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
CM-CIC Market Solutions, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CM-CIC Market Solutions, Inc. (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2013.

EISNERAMPER LLP
New York, New York
February 27, 2018

CM-CIC MARKET SOLUTIONS, INC.

Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$	672,427
Due from clearing broker		320,563
Advisory fee receivable		42,574
Prepaid and other assets		64,990
	$	1,100,554

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expense	$	118,045
Due to affiliate		323,945
Total liabilities		441,990
Common stock, $0.01 par value per share,		
934 shares authorized, issued and outstanding		9
Additional paid-in capital		13,431,009
Accumulated deficit		(12,772,454)
Total stockholder's equity		658,564
	$	1,100,554

CM-CIC MARKET SOLUTIONS, INC.

Notes to Statement of Financial Condition
December 31, 2017

NOTE A - ORGANIZATION

CM-CIC Market Solutions, Inc. (formerly GSN North America, Inc or ESN North America, Inc.) (the "Company") is a wholly-owned subsidiary of Crédit Industriel et Commercial (the "Parent" or "CIC"), a French company.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged as an agent in the purchase and sale of equity securities of domestic and foreign corporate issuers including equity products (e.g., listed options on stocks, listed equity options on indexes, basket indexes and convertible securities).

The Company earns advisory fees for investment and research related services.

Effective March 24, 2017, CIC acquired the shares of the previous minority shareholders, and as a result, the Company became a wholly-owned subsidiary of CIC. The Company changed its name to CM-CIC Market Solutions, Inc. effective May 31, 2017 to acknowledge its full integration with its long-term majority shareholder, CIC.

Former shareholders, Banca Akros and GVC Gaesco have entered into specific services agreements with the Company. At December 31, 2017, the Company was 100% held by the Parent.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S.GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

[2]   Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

[3]   Income taxes:

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S.GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

CM-CIC MARKET SOLUTIONS, INC.

**Notes to Statement of Financial Condition
December 31, 2017**

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3]   Income taxes: (continued)

On December 22, 2017 the U.S. enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act ('TCJA"). Under GAAP, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Among other things, the TCJA (1) reduces the U.S. statutory corporate income tax rate from 34% to 21% effective January 1, 2018, (2) eliminates the corporate alternative minimum tax, and (3) changes rules related to uses and limitations of net operating loss carryforwards beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin ("SAB") 118, which provides guidance on accounting for the tax effects of TCJA. SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date for companies to complete the accounting under GAAP. To the extent that a company's accounting for certain income tax effects of the TCJA is incomplete but is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements.

The TCJA reduces the corporate tax rate to 21% effective January 1, 2018. We have recorded a provisional decrease in our deferred tax assets and related valuation allowance as of December 31, 2017. While we are able to make a reasonable estimate of the impact of the reduction in the corporate rate, it may be affected by other analyses related to the TCJA.

[4]   Cash and cash equivalents:

Cash and cash equivalents consist of cash and a money market mutual fund. The Company considers all highly-liquid instruments with a maturity of three months or less at the date of purchase and money market mutual funds to be cash equivalents. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

[5]   Due from clearing broker:

Due from clearing broker includes a $250,000 required deposit.

[6]   Fair value of financial instruments:

At December 31, 2017, the carrying value of the Company's financial instruments, such as cash and cash equivalents, due from clearing broker and advisory fee receivable, approximate their fair values due to the nature of their short term maturities.

NOTE C - TRANSACTIONS WITH AFFILIATES

The Parent has guaranteed to fund the ongoing operations of the Company through March 1, 2019.

The Company derives a portion of its revenue from acting as an agent for its stockholders in the purchase and sale of equity securities of domestic and foreign corporate issuers and related product sales.

The Company is a party to an administrative services agreement with an affiliate, CIC (New York Branch) ("CIC-NY"). The affiliate provides the Company with certain services and allocates the expenses in the area of benefits administration; leasehold space, furniture and equipment; operational services; computers and related systems support; data and communication lines and equipment.

CM-CIC MARKET SOLUTIONS, INC.

Notes to Statement of Financial Condition
December 31, 2017

NOTE D - INCOME TAXES

The Company is subject to federal, state and local taxes. The Company complies with the provisions of U.S. GAAP, which requires the liability method of accounting for income taxes.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. At December 31, 2017, the Company had no material unrecognized tax benefits.

At December 31, 2017, the Company recorded a full valuation allowance and did not recognize a deferred tax asset from net operating loss of approximately $3,534,000, a decrease of approximately $479,000 from prior year. Our valuation allowance decreased despite the increase in our net operating loss carryforwards as a result of the application of the lower federal tax rate under the TCJA. The Company has not determined it is "more likely than not" that it will be able to utilize these losses before they expire.

As of December 31, 2017, the Company has net operating loss carryforwards for federal income tax purposes of approximately $9,902,000. The net operating loss carryforwards will expire through 2036. These net operating losses are limited by the IRC Section 382 loss limitation incurred as a result of an ownership change that took place during 2006 and 2007. Annual losses prior to 2007 are limited to approximately $141,000 annually through 2036.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company clears all of its securities transactions through a U.S. clearing broker on a fully disclosed basis and, the Company does not carry securities accounts for its customers or perform custodial functions relating to the securities.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2017, the Company has recorded no liability with regard to this right. The Company paid the clearing broker no amounts related to these guarantees during the year.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred.

NOTE F- NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission ("SEC") which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital approximately of $543,564 which was approximately $293,564 in excess of the amount required of $250,000. The Company's ratio of aggregate indebtedness to net capital was .81 to 1.

CM-CIC MARKET SOLUTIONS, INC.

Notes to Statement of Financial Condition
December 31, 2017

NOTE G- OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company is subject to credit risk should the clearing broker be unable to repay the amount due from the clearing broker on the statement of financial condition.

NOTE H- PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company's U.S. affiliate maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company contributes to the Plan 50% of up to the first 6% of the employees' contributions. Pursuant to the administrative services agreement with CIC-NY, the Company also participates in CIC-NY's Cash Balance Plan, a defined benefit plan. The Company has a payable of $323,945 related to its participation in the Cash Balance Plan at December 31, 2017 for the accumulated benefits payable which is included in due to affiliate on the accompanying statement of financial condition.